[Dechert LLP Letterhead]

April 30, 2007

Via EDGAR Correspondence

Min S. Oh, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File Nos. 33-18030 and 811-05371) Post-Effective Amendment to Registration Statement Filed February 9, 2007

Dear Mr. Oh:

Pursuant to your request, this letter responds to certain comments you provided to Tiffany Marosits in a telephonic discussion on Wednesday, March 28, 2007, regarding Post-Effective Amendment No. 25 to the Registration Statement for Russell Investment Funds (the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2007. Summaries of the comments, and our responses thereto, are provided below. I have either responded to your questions and comments or have described how I will address your comments in the prospectus and SAI contained in Post-Effective Amendment No. 28 to the Registration Statement filed pursuant to Rule 485(b) under the Securities Act of 1933.

Response to Comments

The responses to your comments below are numbered according to the order in which you had given the comments. Capitalized terms have the same meaning as defined in the prospectus unless otherwise indicated.

1. Comment: Please update all disclosure on the addresses and phone number of the Commission, given the recent move of Commission headquarters.

Response: In response to your comment, we have updated all disclosure in the documents to reflect the current address and phone numbers of the Commission.

2(a). Comment: In the Risk/Return Summary, Principal Investment Strategies section of the Prospectus, for the Multi-Style Equity and Non-U.S. Funds, briefly describe the select holdings strategy. In the same section, add appropriate summary risk disclosure on the types of equity securities described in the Risks section of the Prospectus. In the Prospectus, use consistent names of securities when referring to American Depositary Receipts and/or Depositary Receipts.

Response: For the Multi-Style Equity and Non-U.S. Funds, we have added the following language in the Risk/Return Summary, Principal Investment Strategies section of the Prospectus in response to your comment: “RIMCo may employ a “select holdings” strategy for a portion of the Fund’s assets that RIMCo determines not to allocate to the money managers. Pursuant to this strategy, RIMCo analyzes the holdings of the Fund’s money managers in their Fund segments to identify particular stocks that have been selected by multiple money managers. RIMCo uses a proprietary model to rank these stocks. Based on this ranking, RIMCo purchases additional shares of certain stocks for the Fund.”

The summary risks for equity securities provided in the Risk/Return Summary section of the Prospectus identify and summarize the risks of equity securities in which the Funds invest. Detail on these risks, as well as detail on the risks of specific types of equity securities, is provided in the Risks section of the Prospectus. We believe that the risk disclosure on equity securities in the Risk/Return Summary section of the Prospectus is an accurate summary of the risks of equity securities, and no changes have been made in response to this comment.

The Funds invest in different types of depositary receipts and identify the types of depositary receipts in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the Prospectus. For example, the Non-U.S. Fund invests in American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts. The risk disclosure on depositary receipts in the Risks section of the Prospectus gives the risks for all types of depositary receipts. Therefore, we believe that the references to depositary receipts and the different types of depositary receipts in which the Funds invest are consistent and no changes have been made in response to this comment.

2(b).	Comment: In the Prospectus, define “RIMCo” and “ADR” only the first time these terms appear.

Response: In response to your comment, “RIMCo” has been defined only the first time this term appears in the Prospectus. “ADR” has been defined each time this term appears for the first time in a fund specific discussion so that shareholders reading only about the investment strategies of their fund will see the defined term.

2(c). Comment: In the Risk/Return Summary, Principal Investment Strategies section of the Prospectus, disclose the extent to which the Core Bond Fund may invest in derivatives.

Response: For the Core Bond Fund, there is language in the Risk/Return Summary, Principal Investment Strategies section of the Prospectus stating that the Fund may invest in derivatives as a substitute for holding securities directly and for certain other investment purposes. This strategy is discussed in detail in the Investment Objective and Investment Strategies section of the Prospectus. Since we believe that the language currently in the Risk/Return Summary section of the Prospectus is an accurate summary of the investment strategies of the Fund, no changes have been made in response to this comment.

3(a). Comment: In the Risk/Return Summary, Principal Risks section of the Prospectus, for the Real Estate Securities Fund include summary risk disclosure for all categories of non-U.S. companies reflected in the Risks section.

Response: In response to your comment, the disclosure for the Real Estate Securities Fund has been amended to reflect that the Fund is not subject to the risks of non-U.S. securities.

3(b). Comment: In the Risk/Return Summary, Performance section of the Prospectus, in the 10 year column in the Average Annual Total Returns table for each Fund other than the Real Estate Securities Fund, change the title of the column back to “Since Inception” and retain footnote “*”.

Response: The requested change has been made.

4(a). Comment: In the Fees and Expenses section of the Prospectus, please confirm that the calculation of the Acquired Fund Fees and Expenses column is in compliance with Instruction 3 of Item 3 of Form N-1A.

Response: We can confirm that the calculation of the Acquired (Underlying) Fund Fees and Expenses column is in compliance with Instruction 3 of Item 3 of Form N-1A.

4(b). Comment: In the Fees and Expenses section of the Prospectus, in the Annual Fund Operating Expenses table, change the title of the last column to “Net Fund Operating Expenses”.

Response: In response to your comment, the title of the column has been changed to “Net Annual Fund Operating Expenses”.

5(a). Comment: In the Investment Objective and Investment Strategies of the Funds section of the Prospectus, for the Non-U.S. Fund please reconcile the disclosure on forward currency contracts in the principal investment strategies section with the disclosure on forward currency contracts in the non-principal investment strategies section. After this change, make corresponding changes throughout the Prospectus.

Response: In response to your comment, the disclosure on forward currency contracts for the Non-U.S. Fund has all been moved to the non-principal investment strategies section.

5(b). Comment: In the Investment Objective and Investment Strategies of the Funds section of the Prospectus, for the Non-U.S. Fund add illiquid securities as a non-principal investment strategy pursuant to the disclosure for this Fund in the Statement of Additional Information (“SAI”).

Response: We have included the ability to invest in illiquid securities in the SAI because the Non-U.S. Fund may, from time to time, invest in illiquid securities to some degree. However, we have not included disclosure in the Investment Objective and Investment Strategies of the Funds section of the Prospectus for the Non-U.S. Fund indicating that investing in illiquid securities is a non-principal investment strategy because it is not an investment strategy which the Non-U.S. Fund will utilize to any significant degree. Therefore, we respectfully decline to add illiquid securities as a non-principal investment strategy to the Prospectus.

5(c). Comment: In the Investment Objective and Investment Strategies of the Funds section of the Prospectus, since the disclosure for the Non-U.S. Fund states that it will invest in derivatives as a principal investment strategy provide disclosure on asset coverage requirements. Such disclosure should include the fact that as an open-end investment company registered with the Commission, the Trust is subject to the federal securities laws including the Investment Company Act of 1940, as amended, related rules and various Commission and Commission staff positions. Further, in accordance with these positions with respect to certain types of these derivatives the Trust must “set aside” (referred sometimes as “asset segregation”) liquid assets or engage in other Commission or staff approved measures while the derivatives contracts are open. For example, with respect to forwards or futures contracts that are not contractually required to “cash-settle” the Trust must cover its open positions by setting aside liquid assets equal to the contract’s full notional value. With respect to forwards and futures that are contractually required to “cash-settle” however, the Trust is permitted to set aside liquid assets in an amount equal to the Trust’s daily marked to market (net) obligations, if any (i.e. the Trust’s daily net liability, if any) rather than the notional value.

Response: Please note that currently both the prospectus and statement of additional information address asset segregation. For example, please see the Derivatives disclosure in the Risks section of the prospectus and the Forward Foreign Currency Exchange Transactions (“Forward Currency Contracts”) disclosure in the General Investment Strategies and Portfolio Instruments section of the statement of additional information. We believe that the level of detail that we have included adequately addresses the requirements of Form N-1A.

6. Comment: In the Risks section of the Prospectus, add to the principal risks of equity securities the risks associated with medium capitalization companies.

Response: We respectfully decline to add additional risk disclosure on medium capitalization companies because there are no specific risks related to medium capitalization companies. We believe that the risks associated with medium capitalization companies are adequately discussed in the risk disclosure on equity securities.

7. Comment: In the Portfolio Turnover section of the Prospectus, pursuant to Instruction 7 of Item 4(b)(1) of Form N-1A, please disclose how higher brokerage commissions will impact the performance of the Funds.

Response: In response to your comment, we have added the following language to the Portfolio Turnover section of the Prospectus: “Brokerage commissions and transaction costs may reduce Fund performance.”

8. Comment: In the How Net Asset Value is Determined section of the Prospectus, please include disclosure as to how the specific securities are valued to correspond to the bullet point list from last years’ filing.

Response: The disclosure in the How Net Asset Value is Determined section of the Prospectus has been amended this year in order to respond more accurately to Form N-1A’s requirements and to provide more accurate information on the valuation procedures of the Funds. We respectfully decline to add in the list you are referring to as it was deleted in order to provide shareholders with better disclosure on the Funds’ pricing procedures.

9(a). Comment: In the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus, under the Frequent Trading Policies and Limitation on Trading Activity heading, expand on the types of restrictions that could be imposed once someone is found to be market timing. Also include disclosure on whether restrictions apply uniformly, and if not, add appropriate risk disclosure (i.e., the risk that some shareholders may be permitted to market time while others bear the effects of such market timing).

Response: There are no other restrictions that could be imposed once someone is found to be market timing. All restrictions apply uniformly; however as stated in the prospectus, because the Insurance Companies hold the interests of Policy owners in separate accounts, the Funds currently have a very limited ability to monitor and detect frequent trading by Policy owners and have no ability to curtail frequent trading without the cooperation of the Insurance companies.

9(b). Comment: In the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus, under the Frequent Trading Policies and Limitation on Trading Activity heading, the Fund has so much discretion whether to reject or restrict orders that it seems possible that if market timing occurs no action will be taken to stop such market timing. If this is true, add appropriate risk disclosure, if it is not true, clarify the language.

Response: As stated in the prospectus, because these are Separate Accounts the Funds have limited ability to monitor and detect frequent trading and are dependent on the cooperation of Insurance Companies to curtail such activity.

9(c). Comment: In the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus, under the Frequent Trading Policies and Limitation on Trading Activity heading, add the risk of arbitrage related to the high-yield bonds in which the Core Bond Fund invests. Also, clarify which funds in the prospectus invest in foreign securities, small cap securities and high-yield bonds.

Response: We respectfully decline to add disclosure regarding the risks of arbitrage relating to high yield bonds. The majority of the high yield bonds that the Core Bond Fund invests in are liquid and therefore are not exposed to the risks of arbitrage. We also respectfully decline to add disclosure in the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus regarding the specific investment strategies of the Funds, as this information is given in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the Prospectus.

10. Comment: In the Disclosure of Portfolio Holdings section of the SAI, in the second paragraph under “Public Disclosures”, pursuant to Item 11(f)(1)(iii) of Form N-1A, state the length of lag, if any, between the date of information and the date of disclosure.

Response: There is no lag time between the date of information and date of disclosure. Therefore, no changes have been made to the disclosure.

11. Comment: In the Investment Restrictions and Policies of the Funds section of the SAI, please confirm that the principal investments for each Fund listed in the SAI correspond with the description of principal investments for each Fund described in the Prospectus.

Response: We can confirm that the principal investments for each Fund listed in the SAI correspond with the description of principal investments for each Fund described in the Prospectus.

12. Comment: If applicable, please insert “none” for Item 23(m) in Part C.

Response: In response to your comment, the following language has been added to the disclosure for Item 23(m) in Part C: “To date the plan has not been implemented for the currently registered funds.”

13. Comment: Please file the Tandy representations as well as the response letter via EDGAR Correspondence with the 485(b) filing.

Response: The Tandy representations and the response letter will be filed via EDGAR correspondence with the 485(b) filing.

Please call me at (617) 728-7155 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Joshua A. Weinberg
Joshua A. Weinberg

cc:	Mary Beth Rhoden
John V. O’Hanlon